Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES THE SUCCESFUL DELIVERY OF TWO LNG CARRIERS.

ATHENS, GREECE — (GLOBENEWSWIRE) – 11/19/21 — Capital Product Partners L.P. (the “Partnership,” “CPLP” or “we” / “us”) (NASDAQ: CPLP), an international owner of ocean-going vessels, today announced the successful delivery of the LNG carriers ‘Attalos’ and ‘Asklipios’.

Pursuant to the exercise of the option to acquire three LNG carriers (the “Optional Vessels”) from CGC Operating Corp. (the “Seller”) announced on November 4, 2021, the Partnership took delivery on November 18, 2021, the LNG carriers ‘Attalos’ and ‘Asklipios’ (174,000 CBM, latest generation X-DF LNG carriers built 2021, Hyundai Heavy Industries Co., Ltd). The two vessels were acquired for a total consideration of $403.0 million comprised of 107.1 million of cash at hand and the assumption of $295.9 million of debt.

About Capital Product Partners L.P.

Capital Product Partners L.P. (NASDAQ: CPLP), a Marshall Islands master limited partnership, is an international owner of ocean-going vessels. CPLP currently owns 20 vessels, including 12 Neo-Panamax container vessels, three Panamax container vessels, one Capesize bulk carrier and four LNG carriers, and has agreed to acquire two additional LNG carriers.

For more information about the Partnership, please visit: www.capitalpplp.com .

Forward-Looking Statements

The statements in this press release that are not historical facts, including among other things, the expected performance of CPLP following the acquisition and CPLP’s expectations or objectives regarding future distributions, are forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. For a discussion of factors that could materially affect the outcome of forward-looking statements and other risks and uncertainties, see “Risk factors” in CPLP’s annual report filed with the SEC on Form 20-F. Unless required by law, CPLP expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, to conform them to actual results or otherwise. CPLP assumes no responsibility for the accuracy and completeness of the forward-looking statements. You are cautioned not to place undue reliance on forward-looking statements.

CPLP-F

Contact Details:

Capital GP L.L.C.

Jerry Kalogiratos

CEO

Tel. +30 (210) 4584 950

E-mail: j.kalogiratos@capitalpplp.com

Capital GP L.L.C.

Nikos Kalapotharakos

CFO

Tel. +30 (210) 4584 950

E-mail: n.kalapotharakos@capitalmaritime.com

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. +1-212-661-7566

E-mail: cplp@capitallink.com

Source: Capital Product Partners L.P.

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